Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112904
PROSPECTUS SUPPLEMENT NO. 7
(To Prospectus dated August 6, 2004)

Valeant Pharmaceuticals International

$240,000,000 3.0% Convertible Subordinated Notes due 2010

$240,000,000 4.0% Convertible Subordinated Notes due 2013
and the Common Stock Issuable upon Conversion of the Notes

        This prospectus supplement relates to the resale by various selling securityholders of $240,000,000 aggregate principal amount of our 3.0% convertible subordinated notes due 2010, $240,000,000 aggregate principal amount of our 4.0% convertible subordinated notes due 2013 and shares of our common stock into which the notes are convertible. This prospectus supplement may only be delivered or used in connection with our prospectus dated August 6, 2004. Our common stock is quoted on the New York Stock Exchange under the symbol “VRX.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement No. 7 dated April 13, 2005.

      The information appearing in the following table supplements or supersedes (where the name of the selling securityholder appears in our prospectus or any supplement thereto) in part the information in the table under the heading “Selling Securityholders” in our prospectus (as amended by any previous prospectus supplement) and was provided by or on behalf of the selling securityholders.

	Principal Amount of			Percentage of
	Notes Beneficially	Principal Amount of	Number of Shares of	Common
	Owned Prior to	Notes Offered by	Common Stock That	Stock
Name of Selling Securityholder(1)	This Offering	This Prospectus	May Be Sold(2)	Outstanding

3.0% convertible subordinated notes due 2010 (CUSIP No. 91911XAA2)(3)
Gaia Offshore Master Fund Ltd.(4)	$5,625,000	$5,625,000	177,939	*
Lyxor/ Gaia II Fund Ltd.(4)	1,875,000	1,875,000	59,313	*
McMahan Securities Co. L.P.	1,000,000	1,000,000	31,633	*
4.0% convertible subordinated notes due 2013 (CUSIP No. 91911XAC8)(3)
Gaia Offshore Master Fund Ltd.(4)	$3,750,000	$3,750,000	118,626	*
Lyxor/ Gaia II Fund Ltd.(4)	1,250,000	1,250,000	39,542	*

*	Less than 1%.

(1)	Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in amendments or supplements to our prospectus dated August 6, 2004, if and when required.

(2)	Unless otherwise indicated, includes all shares of common stock issuable upon conversion of the notes and assumes a conversion rate of 31.6336 shares for each $1,000 principal amount of notes and a cash payment in lieu of any fractional share. However, this conversion rate will be subject to adjustment as described under “Description of the Notes — Conversion Rate Adjustments.” As a result, the number of shares of common stock offered hereby may increase or decrease in the future. Also assumes that the notes are convertible immediately. As described above under “Description of the Notes — Conversion of Notes,” the notes are convertible only in specified circumstances.

(3)	Information concerning other selling securityholders will be set forth in amendments or supplements to our prospectus dated August 6, 2004, if required.

(4)	Promethean Asset Management, LLC, a New York limited liability company (“Promethean”), serves as investment manager to Gaia Offshore Master Fund, Ltd. (“Gaia”) and the trading advisor for Lyxor/ Gaia II Fund Ltd. (“Lyxor”) and may be deemed to share beneficial ownership of the securities beneficially owned by Gaia and Lyxor, as a result of Promethean’s power to vote and dispose of securities in each of Gaia and Lyxor. The ownership information for each of these two selling securityholders does not include the ownership information for the other. Promethean disclaims beneficial ownership of the securities beneficially owned by Gaia and Lyxor, and each of Gaia and Lyxor disclaims beneficial ownership of the securities beneficially owned by the other. James F. O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the securities beneficially owned by Promethean, Gaia and Lyxor.

     The following information supplements in part the information under the heading “Plan of Distribution” in our prospectus and was provided by or on behalf of the selling securityholders:

The following selling securityholder is a registered broker-dealer that obtained its notes other than as compensation for services: McMahan Securities Co. L.P. As a result, it is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act.

      Each of Gaia and Lyxor has advised us that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it may be deemed to be an affiliate of a registered broker-dealer (Promethean Capital Group LLC) due solely to its being under common control with such registered broker-dealer, (iv) the broker-dealer which is an affiliate of such selling stockholder was not involved in the purchase of the notes and has not been and will not be involved in the ultimate sale of the notes or common stock into which the notes are convertible, and (v) it purchased the notes in the ordinary course of its business and at the time of the purchase had no agreements or understanding to distribute the notes or the common stock into which the notes are convertible.